UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

GRAMERCY CAPITAL CORP.
(Name of Issuer)

8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share
(Title of Class of Securities)

384871307
(CUSIP Number)

Hank Brier
General Counsel
Indaba Capital Management, LLC
One Letterman Drive, Building D, Suite DM700
San Francisco, California 94129
(415) 680-1180
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384871307	SCHEDULE 13D	Page 2 of 9 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 806,815
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 806,815

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,815
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.88% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)   Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Gramercy Capital Corp. (the "Issuer") based on information provided by the Issuer.

CUSIP No. 384871307	SCHEDULE 13D	Page 3 of 9 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 806,815
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 806,815

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,815
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.88% (1)
14.		TYPE OF REPORTING PERSON (see instructions) OO

(1)
Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Gramercy Capital Corp. (the "Issuer") based on information provided by the Issuer.

CUSIP No. 384871307	SCHEDULE 13D	Page 4 of 9 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 806,815
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 806,815

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,815
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.88% (1)
14.		TYPE OF REPORTING PERSON (see instructions) PN

(1)
Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Gramercy Capital Corp. (the "Issuer") based on information provided by the Issuer.

CUSIP No. 384871307	SCHEDULE 13D	Page 5 of 9 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 806,815
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 806,815

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,815
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.88% (1)
14.		TYPE OF REPORTING PERSON (see instructions) IN

(1)
Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Gramercy Capital Corp. (the "Issuer") based on information provided by the Issuer.

CUSIP No. 384871307	SCHEDULE 13D	Page 6 of 9 pages

Item 1.                      Security and Issuer.

 This Schedule 13D relates to the 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (the "Preferred Stock"), of Gramercy Capital Corp., a Maryland corporation (the "Issuer").

The Issuer suspended dividends on the Preferred Stock on December 31, 2008.  The dividend payment due on June 30, 2011 was the eleventh dividend on the Preferred Stock that has not been paid.  In its most recent Quarterly Report on Form 10-Q ("Form 10-Q") filed with the U.S. Securities and Exchange Commission (the "Commission") on November 5, 2010, the Issuer indicated that, given its then current financial condition, it did not know when or if it will pay future dividends, including accumulated and unpaid dividends on the Preferred Stock.  The eleven missed dividend payments total approximately $19.7 million, or approximately $5.59 per share of Preferred Stock.

According to the terms of the Preferred Stock, as set forth in the Issuer's Articles Supplementary for the Preferred Stock filed with the Maryland State Department of Assessments and Taxation on April 18, 2007, a copy of which is filed as Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the Commission on April 18, 2007 (the "Articles Supplementary"), as a result of the Issuer's failure to pay dividends on the Preferred Stock for six quarters, the number of directors constituting the Board of Directors of the Issuer (the "Board") is to be increased by one and the holders of the Preferred Stock are entitled to vote as a single class to elect such additional director (the "Preferred Director").  The election of the Preferred Director is to occur at any annual meeting or special meeting of shareholders or at a special meeting of the holders of the Preferred Stock called by the Secretary of the Issuer upon its own volition or upon the written request of the holders of not less than 20% of the total number of shares of Preferred Stock.  At such time as all dividends in arrears and the then current period's dividend have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment, the right of the holders of the Preferred Stock to elect such Preferred Director shall cease and the terms of office of any Preferred Director previously elected shall terminate and the number of directors constituting the Board of the Issuer shall be reduced accordingly.  The above summary is qualified in its entirety by reference to the Articles Supplementary.

The Reporting Persons (as defined below) do not believe that the limited voting rights vested in the holders of the Preferred Stock as a result of the Issuer's failure to pay dividends on the Preferred Stock for more than six quarters should result in the shares of Preferred Stock being deemed to be voting, equity securities subject to the reporting obligations under Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").  Nevertheless, the Reporting Persons have determined to take a conservative position with respect to the matter and as a result have determined to file this Schedule 13D.

The principal executive offices of the Issuer are located at 420 Lexington Avenue, New York, New York 10170.

Item 2.                      Identity and Background.

(a)       This Schedule D is being filed jointly on behalf of (i) Indaba Capital Fund, L.P., a Cayman Islands exempted limited partnership (the "Fund"), (ii) Indaba Capital Management, LLC, a Delaware limited liability company, and the Fund's investment manager (the "Investment Manager"), (iii) Indaba Partners, LLC, a Delaware limited liability company, and the Fund's sole general partner (the "General Partner"), and (iv) Derek C. Schrier, a United States citizen and the Senior Managing Member of the Investment Manager and the General Partner (the "Senior Managing Member" and, collectively with the Investment Manager, the General Partner and the Fund, the "Reporting Persons").

(b)      The business address of each of the Investment Manager, the General Partner and the Senior Managing Member is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129, USA.  The registered office address of the Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(c)      The principal business of the Fund is to make investments.  The principal business of the Investment Manager, the General Partner and the Senior Managing Member is to provide investment management services on behalf of certain clients, including the Fund.

(d)      None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Each of the Investment Manager and the General Partner is a Delaware limited liability company and the Fund is a Cayman Islands exempted limited partnership.  The Senior Managing Member is a United States citizen.

Item 3.                      Source or Amount of Funds or Other Consideration.

 The shares of Preferred Stock held by the Fund were purchased with the working capital of the Fund.  The aggregate purchase price paid for the shares of Preferred Stock was approximately $18,482,517, including broker commissions.

CUSIP No. 384871307	SCHEDULE 13D	Page 7 of 9 pages

Item 4.                      Purpose of Transaction.

The shares of Preferred Stock of the Issuer to which this Schedule 13D relates were acquired for investment purposes in the ordinary course of business.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing or selling common shares, purchasing additional or selling some or all of their Preferred Stock, engaging in short selling of or any hedging or similar transaction with respect to the Preferred Stock or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.                      Interest in Securities of the Issuer.

     (a)     The following disclosure assumes that there are 3,525,822 shares of Preferred Stock outstanding based on information provided by the Issuer in (i) its most recently available Form 10-Q filed on November 5, 2010 (which stated that 4,600,000 shares of Preferred Stock were outstanding as of September 30, 2010) and (ii) its Schedule TO (Amendment No. 2) filed on November 5, 2010 and the press release attached thereto announcing the results of the Issuer's tender offer for the Preferred Stock (which stated that, by the November 4, 2010 deadline, approximately 1,074,178 Series A Shares were properly tendered and not withdrawn, and the Issuer accepted for purchase those shares at the purchase price).

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Commission pursuant to the Exchange Act:  (i) the Fund may be deemed to beneficially own the 806,815 shares of Preferred Stock that it holds, representing approximately 22.88% of the Preferred Stock outstanding; (ii) in its capacity as the sole investment manager of the Fund, the Investment Manager may be deemed to beneficially own 806,815 shares of Preferred Stock, representing approximately 22.88% of the Preferred Stock outstanding; (iii) in its capacity as the sole general partner of the Fund, the General Partner may be deemed to beneficially own 806,815 shares of Preferred Stock, representing approximately 22.88% of the Preferred Stock outstanding; and (iv) in his capacity as the sole Senior Managing Member of the Investment Manager and the General Partner, the Senior Managing Member may be deemed to beneficially own 806,815 shares of Preferred Stock, representing approximately 22.88% of the Preferred Stock outstanding.

(b)     Each of the Reporting Persons may be deemed to exercise the shared voting and dispostive authority over 806,815 shares of Preferred Stock beneficially owned by the Fund.  None of the Reporting Persons has sole voting or dispostive authority over such shares.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Preferred Stock reported herein except to the extent of their pecuniary interest therein.

(c)     The Reporting Persons entered into transactions in the Preferred Stock within the last sixty days which are set forth on Schedule A.

(d)           Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Preferred Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Not applicable.

Item 7.                      Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 384871307	SCHEDULE 13D	Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2011

INDABA CAPITAL MANAGEMENT, LLC
By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC
By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.
By:	Indaba Partners, LLC, its general partner

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
Derek C. Schrier

CUSIP No. 384871307	SCHEDULE 13D	Page 9 of 9 pages

SCHEDULE A

TRANSACTIONS IN THE PREFERRED STOCK EFFECTED BY THE REPORTING PERSONS WITHIN THE PAST SIXTY DAYS

Each of the following transactions was effected (i) for the account of Indaba Capital Fund, L.P. and (ii) in the open market through brokers.

Date of Transaction	Purchase or Sale	Amount of Shares Purchased (Sold)	Price Per Share (excluding commissions)
05/17/11	Purchase	4,918	$22.68
05/18/11	Purchase	200	$22.60
05/19/11	Purchase	38,800	$22.70
05/20/11	Purchase	255	$22.44
05/23/11	Purchase	42,000	$22.32
05/24/11	Purchase	1,891	$22.46
05/25/11	Purchase	217,200	$22.70
05/26/11	Purchase	133,000	$22.70
06/01/11	Purchase	44,000	$22.71
06/03/11	Purchase	89,736	$22.71
06/08/11	Purchase	110,000	$22.71
06/09/11	Purchase	3,000	$23.26
06/10/11	Purchase	200	$23.26
06/13/11	Purchase	15,000	$23.22
06/14/11	Purchase	5,300	$23.76
06/15/11	Purchase	11,100	$23.69
06/16/11	Purchase	20,502	$23.87
06/17/11	Purchase	150	$23.96
06/20/11	Purchase	41,648	$23.88
06/22/11	Purchase	400	$24.55
06/23/11	Purchase	2,838	$24.66
06/24/11	Purchase	2,300	$25.63
06/27/11	Purchase	16,162	$25.89
06/29/11	Purchase	1,215	$25.71
06/30/11	Purchase	5,000	$25.58

Exhibit 1

AGREEMENT

The undersigned agree that this Schedule 13D, dated August 4, 2011, relating to the shares of Preferred Stock of Gramercy Capital Corp. shall be filed on behalf of the undersigned.

INDABA CAPITAL MANAGEMENT, LLC
By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC
By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.
By:	Indaba Partners, LLC, its general partner

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
Derek C. Schrier